SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

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			SCHEDULE 13D
	Under the Securities Exchange Act of 1934

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		CONTINENTAL HEALTH AFFILIATES, INC.
		      (Name of Issuer)

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        Shares of Common Stock, par value $.02 per Share
                (Title of Class of Securities)

                         211477-10-4
                       (Cusip Number)

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                   Michael S. Klein, Esq.
                   100 Shoreline Highway
                         Building A
                         Suite 190
                   Mill Valley, CA  94941
                      (415) 332-1012

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           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

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                       August 19, 1995
(Date of event which requires filing of this statement)



/_/ Check box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

/X/    Check box if a fee is being paid with the statement.



                          Page 1 of 5
                (no exhibits are filed herewith)
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CUSIP No. 211477-10-4            13D                     Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 MICHAEL S. KLEIN


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                            (b) /_/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
                                 NONE


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     /_/

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                 USA



               7. SOLE VOTING POWER
   NUMBER OF
    SHARES                                  939,160
 BENEFICIALLY  8. SHARED VOTING POWER
    OWNED
     BY                                           0
    EACH       9. SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                   939,160
              10. SHARED DISPOSITIVE POWER

                                                  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 939,160

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                             /_/


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  12.0%

14. TYPE OF REPORTING PERSON

                                 IN



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ITEM 1.  SECURITY AND ISSUER.

        This statement relates to shares of Common Stock, par value $.02 per share ("Common Stock"), of Continental Health Affiliates, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 910 Sylvan Avenue, Englewood
Cliffs, New Jersey 07632.

ITEM 2.         IDENTITY AND BACKGROUND.

        (a)-(b)       The individual filing this statement is Michael
S. Klein (the "Shareholder"). The business address of the Shareholder is 100 Shoreline Highway, Building A, Suite 190, Mill Valley, California 94941. The Shareholder's present principal occupation is Chairman and Chief Executive Officer of MGI Graphite, L.L.C. The principal business address of MGI Graphite, L.L.C. is 575 Seventh Street, San Francisco, California 94103.

        (d) and (e)   During the last five years, the Shareholder (i)
has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No funds were used in making the acquisition described in Item 5(c) below.

ITEM 4.         PURPOSE OF THE TRANSACTION.

          The Shareholder acquired the 939,160 shares of Common Stock for investment purposes. The Shareholder has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) As of the date of this filing, the Shareholder is the record and beneficial owner of 939,160 shares of Common Stock and has
sole voting and dispositive power with respect to these shares.   The
939,160 shares constitute approximately 12.0% of the outstanding
Common Stock.

        (c) On August 19, 1995, the Shareholder received 939,160 shares of Common Stock as a result of the liquidation of the 1965 Trust (a trust created by a document dated August 19, 1965, of which Carl D. Glickman was the sole trustee), of which the Shareholder was the sole

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beneficiary.  Other than this acquisition, the Shareholder had not effected any transactions in Common Stock directly or indirectly during the 60 days prior to August 19, 1995 or during the 60 days prior to the date of this Schedule 13D.

        (d) No one other than the Shareholder has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 939,160 shares of Common Stock acquired by the Shareholder as described in Item 5(c).

        (e)     Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Shareholder and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.























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                            SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1995


                                          /s/ Michael S. Klein
                                          ---------------------------------
                                                      Michael S. Klein






















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